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Z. Julie Gao
Direct Dial: (852) 2912-2535
julie.gao@lw.com


LATHAM & WATKINS LLP                             41st Floor, One Exchange Square
INTERNATIONAL LAW FIRM                           8 Connaught Place, Central
                                                 Hong Kong
(CHINESE CHARACTERS)                             Tel: +852.2522.7886  Fax: +852.2522.7006
                                                 www.lw.com
                                                 (CHINESE CHARACTERS)

                                                 FIRM / AFFILIATE OFFICES
                                                 Barcelona     New Jersey
                                                 Brussels      New York
                                                 Chicago       Northern Virginia
                                                 Frankfurt     Orange County
                                                 Hamburg       Paris
                                                 Hong Kong     San Diego
                                                 London        San Francisco
                                                 Los Angeles   Shanghai
                                                 Madrid        Silicon Valley
                                                 Milan         Singapore
                                                 Moscow        Tokyo
                                                 Munich        Washington, D.C.

                                                 File No. 041771-0001

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July 24, 2007


VIA EDGAR

Karen J. Garnett, Esq., Assistant Director
Duc Dang, Esq., Attorney Advisor
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re:  E-House (China) Holdings Limited
                 Amendment No. 2 to Registration Statement on Form F-1 Filed on July 24, 2007 (File No. 333-144451)

Dear Ms. Garnett and Mr. Dang:

     On behalf of our client, E-House (China) Holdings Limited, a company incorporated under the laws of the Cayman Islands (the "Company"), we are filing Amendment No. 2 to the Company's Registration Statement on Form F-1 on EDGAR with the Securities and Exchange Commission.

     Amendment No. 2 to the Registration Statement amends Amendment No. 1 to the Registration Statement filed on July 23, 2007 by disclosing, on page 114 thereof, that reserved ADSs will not be subject to lock-up restrictions. Other than the foregoing, no change has been made to Amendment No. 1 to the Registration Statement, of which five courtesy copies were delivered to you.

     If you have any questions regarding the Registration Statement, please do not hesitate to contact John Huber at (202) 637-2242 or the undersigned at (852) 2912-2535 or julie.gao@lw.com.



                                Very truly yours,

                                /s/ Z. Julie Gao
                                of LATHAM & WATKINS LLP


cc: Xin Zhou, Chairman and Chief Executive Officer
    Li-Lan Cheng, Chief Financial Officer
    John Huber, Esq., Latham & Watkins LLP, Washington D.C.
    David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
    Leiming Chen, Simpson Thacher & Bartlett LLP, Hong Kong